

May 15, 2013

Via E-mail
Eric W. Narowski
Chief Financial Officer
Harris Interactive Inc.
60 Corporate Woods
Rochester, NY 14623

> **Re:** **Harris Interactive Inc.**
> **Form 10-K for fiscal year ended June 30, 2012**
> **Filed September 25, 2012**
> **File No. 0-27577**

Dear Mr. Narowski:

We have reviewed your response dated May 2, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for fiscal year ended June 30, 2012

General

1. We note your response to our prior comment 1. Given that you consider Adjusted EBITDA to be a liquidity measure as well as a performance measure, please enhance your proposed disclosure to include a reconciliation to the most closely related GAAP cash flow measure for all periods presented. Please provide us with the proposed disclosure to be included in future filings and explain to us how the disclosure complies with all the requirements of Item 10(e) of Regulation S-K as it relates to liquidity measures.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3438 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz, Jr.
Staff Accountant